News Release

NORTHGATE MINERALS CORPORATION
Stock Symbols: TSX: NGX, AMEX: NXG
Website: www.northgateminerals.com

NORTHGATE ISSUES 37,908,233 COMMON SHARES UPON EXERCISE OF
COMMON SHARE PURCHASE WARRANTS

VANCOUVER, January 3, 2007 – Northgate Minerals Corporation (TSX: NGX, AMEX: NXG) ("Northgate") today announced that prior to their expiry at 5:00 pm (EST) on December 28, 2006, 37,908,233 of Northgate's publicly traded common share purchase warrants were exercised and an identical number of Northgate common shares were issued. The warrants exercised represented 99.3% of the warrants that were outstanding prior to expiry and as a result of the exercise, the number of issued and outstanding common shares of Northgate has now risen to 253,684,813.

Both series of warrants (CUSIP numbers 666416169 and 666416177) have now been de-listed from the Toronto Stock Exchange and all remaining unexercised warrants are valueless.

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Northgate Minerals Corporation is a gold and copper mining company focused on operations and opportunities in the Americas. The Corporation's principal assets are the 300,000-ounce per year Kemess South mine in north-central British Columbia, the adjacent Kemess North deposit, which contains a Proven and Probable Reserve of 4.1 million ounces of gold and the Young-Davidson gold property in northern Ontario. Northgate is listed on the Toronto Stock Exchange under the symbol NGX and on the American Stock Exchange under the symbol NXG.

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Forward-Looking Statements

This news release includes certain "forward-looking statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. These forward-looking statements include estimates, forecasts, and statements as to management's expectations with respect to, among other things, future metal production and production costs, potential mineralization and reserves, exploration results, progress in the development of mineral properties, demand and market outlook for commodities and future plans and objectives of Northgate Minerals Corporation (Northgate). Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," or "continue" or the negative thereof or variations thereon or similar terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management are inherently subject to significant business, economic and competitive uncertainties and contingencies. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Northgate's expectations are disclosed under the heading "Risk and Uncertainties" in Northgate's 2005 Annual Report and under the heading "Risk Factors" in Northgate's 2005 Annual Information Form (AIF) both of which are filed with Canadian regulators on SEDAR (www.sedar.com) and with the United States Securities and Exchange Commission (www.sec.gov). Northgate expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

For further information, please contact:

Mr. Ken G. Stowe	Mr. Jon A. Douglas
President and Chief Executive Officer	Senior Vice President and Chief Financial Officer
416-216-2772	416-216-2774